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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 6 2010
DIVISION OF MARKET REGULATION

10026155

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ECOMMISSION
20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE, INC. DBA CHOICETRADE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 State Route 18 - Suite 3000
(No. and Street)

East Brunswick (City) New Jersey (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Buckner 732-214-2645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ravi Venkataraman, C.P.A.
(Name – *if individual, state last, first, middle name*)

14 Courtside Lane (Address), Princeton (City) New Jersey (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 1/14

SEC - WH

OATH OR AFFIRMATION

I, RONALD H. BUCKNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LETSGOTRADE, INC DBA CHOICETRADE, as of MAY 28, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CELIA M. LUBUCCHIARO
Notary Public - State of New Jersey
No. 2336965
My Commission Expires November 10, 2010

[Signature]
Signature

CFO
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

LetsGoTrade, Inc.
dba ChoiceTrade

FINANCIAL STATEMENTS

MARCH 31, 2009 AND 2008

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT

LetsGoTrade, Inc.

TABLE OF CONTENTS

MARCH 31, 2009 AND 2008

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
14 COURTSIDE LANE
PRINCETON, NJ 08540
TEL: (609) 452-7770 FAX: (732) 823-1405

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

We have audited the accompanying statements of financial condition of LetsGoTrade, Inc (the Company), as of March 31, 2009, and 2008 and the related statements of income, changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LetsGoTrade, Inc. as at March 31, 2009, and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. Venkataraman

Ravi Venkataraman, CPA

May 27, 2009

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION

	March 31 2009	March 31, 2008
ASSETS		
Current Assets:		
Cash	$185,316	$507,518
Clearing Firm Accounts	192,317	135,700
Other Receivables	60,642	13,874
Prepaid Expenses (Note 2)	23,162	25,253
Other Current Assets	247,022	505,234
Total Current Assets	708,459	1,187,579
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2009 and 2008 (Note 1,3)	0	0
Total Property and Equipment	0	0
Other Assets:		
Security Deposits (Note 4)	4,090	2,890
Software Development Costs net of Accumulated Amortization of $60,139 in 2009 and $0 in 2008 (Note 1,11)	468,708	195,778
Total Other Assets	472,798	198,668
TOTAL ASSETS	$1,181,257	$1,386,247
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	41,193	27,806
Accrued Expenses	8,750	7,250
Other Current Liabilities (Note 8)	35,000	20,000
Total Current Liabilities	84,943	55,056
Stockholders' Equity:		
Common Stock (Note 6,7,10)	254,193	250,978
Preferred Stock (Note 10)	20	20
Additional Paid - in Capital	2,685,134	2,603,619
Retained Earnings	(1,843,033)	(1,523,426)
Total Stockholders' Equity	1,096,314	1,331,191
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,181,257	$1,386,247

The Notes to Finacial Statements are an intergral part of these statements.

LetsGoTrade, Inc
STATEMENT OF INCOME
FOR THE YEAR ENDED

	March 31, 2009	**March 31, 2008**
Revenues	$1,609,738	$1,608,915
Cost of Sales	(535,044)	(738,313)
Gross Profit	1,074,694	870,602
General, Sales, and Administrative Expenses (Note 12)	(992,471)	(837,039)
Depreciation (Note 3)	0	0
Income from operations	82,223	33,563
Interest income	40,370	45,960
Net Income	122,593	79,523
Retained Earnings - Beginning	($1,523,426)	(1,396,849)
Dividend Paid (Note 10)	(442,200)	(206,100)
Retained Earnings - Ending	($1,843,033)	($1,523,426)

The Notes to Finacial Statements are an intergral part of these statements.

LetsGoTrade, Inc.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED

	March 31, 2009	**March 31, 2008**
Cash Flow from Operating activities:		
Net Income for the period	$122,593	$79,523
Add: Amortization	60,139	0
Changes in assets and liabilities:		
Increase in Clearing Firm Account	(56,617)	(48,647)
(Increase) /Decrease in Prepaid Expenses	2,091	(17,656)
Decrease in Other Current Assets	258,212	63,174
(Increase) / Decrease in Other Receivables	(46,768)	4,339
Increase in Security Deposits	(1,200)	(90)
Increase in Software Development Cost	(333,069)	(195,778)
Increase / (Decrease) in Accounts Payable	13,387	(4,038)
Increase in Accrued Expenses	1,500	2,000
Increase in Other Current Liabilities	15,000	0
Net (Decrease) Increase in cash from Operating Activities	35,268	(117,173)
Cash Flow from Financing activities:		
Common Stock	3,215	7,000
Additional Paid-in Capital	81,515	763,000
Dividend Paid	(442,200)	(206,100)
Net Increase/(Decrease) in cash from Financing Activities	(357,470)	563,900
Net (Decrease)/Increase in Cash	(322,202)	446,727
Cash - Beginning	$507,518	60,791
Cash - Ending	$185,316	$507,518

The Notes to Finacial Statements are an intergral part of these statements.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2009

Note 1 - Summary of Significant Accounting Policies:

A. General

LetsGoTrade, Inc was incorporated in the State of Delaware on March 28, 2000. It has its main office in central New Jersey. LetsGoTrade, Inc is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission doing business as ChoiceTrade. It is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

B. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

C. Revenue Recognition

The Company derives transaction revenues from commissions related to domestic retail broker-dealer transactions in equity securities, and, to a lesser extent, payments from electronic communications networks. Revenues from securities transactions are recognized on a trade date basis and are executed by independent broker-dealers and electronic communications networks. Order flow revenues are accrued in the same period as the related securities transactions.

D. Software Development Costs:

Software development costs are capitalized by the company and amortized over its estimated useful life.

Note 2 – Prepaid Expenses and Other Current Assets:

Prepaid Expenses represents prepaid legal fees, Regulatory fees and registration fees. Other Current Assets represents employee and other advances.

Note 3 - Property and Equipment:

Property and Equipment consists of the following:

	March 31,2009	March 31,2008
Equipment	$81,011	$ 81,011
Less: Accumulated Depreciation	81,011	81,011
	$ 0	$ 0

There was no depreciation expense for the years ended March 31, 2009 and 2008.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2009

Note 4 – Security Deposits:

The Security deposit for March 31,2009 consists of the following:

Rental Deposit	$ 4,090

Note 5 - Commitments:

Effective May 1, 2009, LetsGoTrade, Inc has renewed leased office space at 197 Route 18, Suite # 3000, East Brunswick, NJ 08816, for a one year period. The lease rental is $2,090 per month.

Note 6 – 2000 Long-Term Incentive Plan:

In July 2001, LetsGoTrade, Inc. instituted its "2000 Long-Term Incentive Plan". The purpose of this plan is to promote the interests of the Company and its shareholders by strengthening the Company's ability to attract, motivate, and retain personnel upon whose judgment, initiative, and efforts the financial success and growth of the business of the Company largely depend, to offer such personnel additional incentives to put forth maximum efforts for the success of the business, and to afford them an opportunity to acquire a proprietary interest in the Company through stock ownership and other rights.

In conjunction with the plan, the Company allocated 10,000,000 shares of its Common Stock. As of March 31, 2009 there were 3,529,000 available shares remaining for future awards. From inception through March 31, 2009, the Company awarded 6,471,000 shares of stock from the plan. As of March 31, 2009, all awards from the plan were in the form of restricted stock. All awards were fully vested.

Note 7 – Options and Warrants:

In consideration for various business arrangements and goodwill, the Company issued warrants to purchase shares of the Company's Common Stock. As of March 31, 2009 and 2008 there were 4,298,257 and 4,116,257 outstanding warrants respectively. During the year ended March 31, 2009, warrants representing 258,000 shares were exercised at a strike price of $0.01 per share and additional warrants representing 440,000 shares were issued with a strike price of $1.10 per share. During the year ended March 31, 2008, warrants for 85,000 shares expired. All outstanding warrants as at March 31, 2009 have a strike price of $1.10 per share and expire at various dates through April 16, 2015.

Note 8– Related Party Transactions:

Other current liabilities of $35,000 as of March 31, 2009 represent a note payable to the spouse of a shareholder of the Company. Interest is payable monthly on the unpaid balance at a rate of eleven percent per annum. The note is payable on June 30, 2009. The Company anticipates that the due date of the note will be extended to December 31, 2009.

Note 9 – Regulatory Requirements:

LetsGoTrade,Inc. is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc.("FINRA") which requires the maintenance of minimum net capital. LetsGoTrade, Inc. has a minimum net capital requirement of $5,662 and $5,000 in 2009 and 2008 respectively. The Company had amounts in relation to the Rule as follows:

	March 31,2009	March 31,2008
Net Capital	$353,312	$602,036
Required Net Capital	5,662	5,000
Excess Net Capital	$347,650	$597,036

The Rule also requires that the ratio of the aggregated indebtedness to Net capital shall not exceed 15 to 1. The Company had amounts in relation to the Rule as follows:

	March 31,2009	March 31,2008
Aggregated Indebtedness	$84,943	$55,056
Net Capital	353,312	602,036
Ratio	0.24 to 1	0.09 to 1

Note 10- Share Capital:

Common Stock

The total number of shares that the Company is authorized to issue is Forty Million (40,000,000) shares of Common Stock, $.01 par value per share. As of March 31,2009 and 2008, the shares issued and outstanding were 25,419,300 and 25,097,800 respectively. There are restrictions on the transfer of shares which are outlined in the Stockholder's Agreement.

Preferred Stock

The total number of shares that the Company is authorized to issue is One Hundred Thousand (100,000) shares of Preferred Stock, $.01 par value per share, non-cumulative. As of March 31, 2009 and 2008, there were 2000 shares issued and outstanding, held by an officer of the Company. On April 1, 2008, an additional 2000 shares were issued to an officer of the Company. These shares were subsequently sold back to the Company on October 13, 2008. During the years ended March 31, 2009 and 2008, a total of $134.10 and $103.05 per share of preferred dividends were paid respectively.

Note 11- Software Development Costs:

Software Development costs consists of the following:

	March 31,2009	March 31,2008
Capitalized	$528,847	$195,778
Less: Accumulated amortization	60,139	0
	$468,708	$ 195,778

Amortization expense for the years ended March 31, 2009 and 2008 were $60,139 and $0, respectively.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
March 31,

Note 12 - General, Sales and Administration expenses:

	2009	2008
Marketing expense	$82,826	$51,510
Audit fees	6,000	5,000
Charitable contribution	100	1,500
Compliance cost	966	4,309
Consulting expenses	2,500	1,764
Dues and subscriptions	141	4,435
Training and Educational Expenses	9,799	0
Employee benefits	39,254	22,686
Entertainment expenses	82,635	226,468
Interest	3,400	3,400
Legal expense	1,800	3,920
Market data fees	0	7,177
Office expenses	16,445	12,836
Other expenses	3,615	1,659
Other Service Bureau Expenses	18,022	732
Payroll taxes	25,779	27,078
Regulatory fees	14,615	13,796
Rent expense	25,080	17,790
Salary	395,918	316,291
Amortization-Software Development Costs	60,139	0
System Hosting Facility Charges	128,617	0
Taxes	1,654	1,340
Telephone expenses	20,148	81,595
Travel expenses	53,018	31,753
Total	$992,471	$837,039

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
14 COURTSIDE LANE
PRINCETON, NJ 08540
TEL: (609) 452-7770 FAX: (732) 823-1405

AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

In planning and performing our audit of the financial statements and supplemental schedules of LetsGoTrade, Inc.(the Company), for the years ended March 31, 2009 and 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R. Venkataraman

Ravi Venkataraman, CPA
May 27, 2009

LetsGoTrade, Inc.
Computation of Net Capital Pursuant to Rule 15C3-1

	March 31, 2009	March 31, 2008
Computation of Net Capital		
Total ownership equity from Statement of Financial Condition	$1,096,314	$1,331,191
Deduct ownership equity not allowable for Net Capital	(743,002)	(729,155)
Total ownership equity qualified for Net Capital	353,312	602,036
Net Capital	353,312	602,036
Computation of Basic Net Capital Requirement		
Minimum net capital required	$5,662	$3,669
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	5,000	5,000
Net Capital requirement	5,000	5,000
Excess net capital	347,650	597,036
Excess net capital at 1000%	344,817	596,529
Computation of Aggregate Indebtedness		
Total A.I. Liabilities from Statement of Financial Condition	84,943	55,056
Total aggregate indebtedness	$84,943	$55,056
Aggregate Indebtedness to Net Capital Computation		
	24.04%	9.14%

LetsGoTrade, Inc

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	March 31, 2009	March 31, 2008
Opening Balance	$1,331,191	$687,768
Net Change during the year		
- Common Stock	3,215	7,000
- Additional Paid in Capital	81,515	763,000
- Preferred Stock	0	0
- Dividend Paid	(442,200)	(206,100)
Net Income For the year	122,593	79,523
Ending Balance	$1,096,314	$1,331,191

The Notes to Finacial Statements are an intergral part of these statements.

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
14 COURTSIDE LANE
PRINCETON, NJ 08540
TEL: (609) 452-7770 **FAX: (732) 823-1405**

The Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

Pursuant to SEC Rule 17a-5(d)(4), please be advised that no material differences existed between the audited Computation of Net Capital and ChoiceTrade's corresponding Unaudited FOCUS Report – Part IIA for the period ended March 31, 2009.

Sincerely,

R. Venkataraman
Ravi Venkatraman,CPA
May 27, 2009